EXHIBIT 99.1

Internet Gold-Golden Lines Ltd.

(the “Company”)

The Company advises that the Extraordinary General Meeting of Shareholders (the “Meeting”) was held on February 21, 2019 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were adopted at the Meeting:

1.	To approve a new compensation policy for directors and officers.

For further details and information, please refer to the Company’s Proxy Statement, as was published with respect to the Extraordinary General Meeting on January 10, 2019 (and to the Company’s report on Form 6-K on January 14, 2019).